N	ORTH AMERICAN NICKEL INC. 301 – 260 W. Esplanade North Vancouver, B.C. V7M 3G7 Tel: (604) 986-2020 Toll Free: 1-866-816-0118

NORTH AMERICAN NICKEL CLOSES $3.4 MILLION PRIVATE PLACEMENT

Vancouver, British Columbia, May 23, 2012 – North American Nickel Inc. (TSXV: “NAN”; OTCbb: “WSCRF”; CUSIP: 65704T 108) is pleased to report that the previously announced non-brokered private placement of 20,000,000 Units at $0.17 per Unit, for proceeds of $3,400,000 has closed on May 22, 2012.
The Sentient Group GP IV, acting on behalf of Sentient Global Resources Fund IV LP (“Sentient”) was the sole investor.

Each Unit is comprised of one Common Share of the Company and one half of one common share purchase warrant (each whole warrant, a “Warrant”), each full Warrant will entitle the purchaser to purchase an additional Common Share at a price of CAD$0.21 per share for a period of twenty-four months following the closing of the offering. The net proceeds of the financing will be used to advance the Company’s projects in Greenland and Canada; and to provide additional working capital.

Sentient is an independent private equity firm in the global resources industry. For further information regarding Sentient, visit www.thesentientgroup.com

Shares acquired by Sentient, and shares which may be acquired upon the exercise of the share purchase warrants, will be subject to a hold period of four months plus one day from the date of closing of the offering in accordance with applicable securities legislation.

Statements about the Company’s future expectations and all other statements in this press release other than historical facts are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term defined in the Private Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbours created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from the expected results.

For more information contact:

North American Nickel Inc.
Rick Mark
CEO and Chair
604-986-2020
Toll free: 1-866-816-0118

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.